EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges:
Capitalized interest credit	$1.2	$1.9	$3.1	$2.1	$2.7	$2.7
Interest factor in rent expense	3.9	5.2	5.6	5.3	4.3	3.3
Other interest and fixed charges	114.1	152.3	164.0	173.1	144.2	127.6
Total fixed charges	$119.2	$159.4	$172.7	$180.5	$151.2	$133.6

Earnings—pre-tax income (loss) with applicable adjustments	$270.2	$265.4	$137.3	$(452.8)	$52.4	$48.4

Ratio of earnings to fixed charges	2.3	1.7	NM*	NM*	NM*	NM*

* For the years ended December 31, 2016, 2015, 2014, and 2013, earnings were less than fixed charges by $35.4, $633.3, $98.8 and $85.2, respectively.